Exhibit 8.1

List of Principal Subsidiaries and Consolidated Variable Interest Entities

Subsidiaries:	Place of Incorporation
NIO Nextev Limited	Hong Kong
NIO User Enterprise Limited	Hong Kong
NIO Power Express Limited	Hong Kong
XPT Limited	Hong Kong
XPT Inc.	Delaware
NIO Performance Engineering Limited	United Kingdom
NIO GmbH	Germany
NIO USA, Inc.	California
NIO SPORT LIMITED	Hong Kong
XPT Technology Limited	Hong Kong
NIO Holding Co., Ltd.	PRC
NIO Co., Ltd.	PRC
NIO Sales and Services Co., Ltd.	PRC
NIO Energy Investment (Hubei) Co., Ltd.	PRC
XPT (Jiangsu) Investment Co., Ltd.	PRC
XPT (Jiangsu) Automotive Technology Co., Ltd.	PRC
Wuhan Energy Co., Ltd.	PRC
XPT (Nanjing) E-Powertrain Technology Co., Ltd.	PRC
XPT (Nanjing) Energy Storage System Co., Ltd.	PRC
XTRONICS (Nanjing) Automotive Intelligent Technologies Co., Ltd.	PRC
Shanghai XPT Technology Limited	PRC

Consolidated variable interest entity:
Beijing NIO Network Technology Co., Ltd.	PRC